SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

28 June 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc has been notified today of a purchase of American Depositary Receipts (ADRs) on 27 June 2013 by Alice Davey Schroeder a non-executive director.

PDMR	Purchased	Price	% of Issued Share Capital acquired	Total holding following notification and total percentage holding following notification
A D Schroeder	1,000 ADRs	$33.21	Less than 0.00008%	1,000 ADRs, less than 0.00008%

The ADRs are registered in the name of the nominee company Charles Schwab & Co Inc.

Prudential plc ADRs are issued in the ratio of 1 ADR per 2 ordinary shares of 5p.

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Name of contact and telephone number for queries:

Jennie Webb, Share Plans Manager, +44 (0) 20 7548 2027

Name of duly authorised officer of issuer responsible for making notification:

Stefan Bort, Deputy Group Secretary, +44 (0) 20 7548 2115